UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION

12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE

REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-29986

WEALTH MINERALS LTD.

(Exact name of registrant as specified in its charter)

           #1901 – 1177 West Hastings Street, Vancouver, British Columbia, Canada V6E 2K3

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common shares without par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)   ☒

Rule 12h-3(b)(1)(i)   ☐

Rule 12g-4(a)(1)(ii)  ☐

Rule l2h-3(b)(1)(ii)   ☐

Rule 12g-4(a)(2)(i)   ☐

Rule 12h-3(b)(2)(i)   ☐

Rule 12g-4(a)(2)(ii)  ☐

Rule 12h-3(b)(2)(ii)  ☐

Rule 15d-6

   ☐

       Approximate number of holders of record as of the certification or notice date: 55

Pursuant to the requirements of the Securities Exchange Act of 1934, Wealth Minerals Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 9, 2008                                         By: /s/ Hendrik van Alphen___________________________________

       Name: Hendrik van Alphen

       Title: President, Chief Executive Officer and Director